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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                               (AMENDMENT NO. 1)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                       CENTENNIAL HEALTHCARE CORPORATION
                           (Name of Subject Company)
                            HILLTOPPER HOLDING CORP.
                          HILLTOPPER ACQUISITION CORP.
                     WARBURG, PINCUS EQUITY PARTNERS, L.P.
                                J. STEPHEN EATON
                                  ALAN C. DAHL
                               KENT C. FOSHA, SR.
                            LAWRENCE W. LEPLEY, JR.
                       CENTENNIAL HEALTHCARE CORPORATION
                        (Name of Filing Person--Offeror)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                   150937100
                     (CUSIP Number of Class of Securities)
                            ------------------------
                                 DAVID WENSTRUP
                          VICE PRESIDENT AND SECRETARY
                            HILLTOPPER HOLDING CORP.
                      C/O E.M. WARBURG, PINCUS & CO., LLC
                              466 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                           TELEPHONE: (212) 878-0600
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                    COPY TO:

    DARYL R. GRISWOLD, ESQ.           STEVEN J. GARTNER, ESQ.             PAUL A. QUIROS, ESQ.
     CENTENNIAL HEALTHCARE             DAVID K. BOSTON, ESQ.              LYNN S. SCOTT, ESQ.
          CORPORATION                 WILLKIE FARR & GALLAGHER              KING & SPALDING
  400 PERIMETER CENTER TERRACE           787 SEVENTH AVENUE               191 PEACHTREE STREET
           SUITE 650                  NEW YORK, NEW YORK 10019           ATLANTA, GEORGIA 30303
     ATLANTA, GEORGIA 30346          TELEPHONE: (212) 728-8000         TELEPHONE: (404) 572-4600
   TELEPHONE: (770) 698-9040

                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
--------------------------------------------------  --------------------------------------------------
                   $76,213,880                                           $15,243
------------------------------------------------------------------------------------------------------

  * Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 13,857,069 shares of common stock, par value $.01 per share (the "Shares"), at a price per Share of $5.50 in cash. Such number of Shares represents all of the Shares outstanding as of March 3, 2000, together with all outstanding options to acquire Shares.

 /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $15,243.

     Form or Registration No.: Schedule TO.

     Filing Party: Hilltopper Holding Corp.

     Date Filed: March 17, 2000.

   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

 /X/ third-party tender offer subject to Rule 14d-1.

 / / issuer tender offer subject to Rule 13e-4.

 /X/ going-private transaction subject to Rule 13e-3.

 / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

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                               Page 1 of 3 Pages
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    This Amendment No. 1 (the "AMENDMENT") amends and supplements the Tender
Offer Statement on Schedule TO filed by Hilltopper Holding Corp., a Delaware corporation, Hilltopper Acquisition Corp., a Georgia corporation ("PURCHASER"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, J. Stephen Eaton, Alan C. Dahl, Kent C. Fosha, Sr., Laurence W. Lepley, Jr. and Centennial HealthCare Corporation, a Georgia corporation ("CENTENNIAL") on March 17, 2000 (the "SCHEDULE TO") relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "SHARES"), of Centennial at a purchase price of $5.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "OFFER"), copies of which are attached as Exhibits (a)(1) and
(a)(2) to the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11.

    Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

    "Article VII of Centennial's Third Amended and Restated Articles of Incorporation (the "AMENDED ARTICLES"), states that notwithstanding any provision of law to the contrary, the affirmative vote of greater than 50% of the outstanding Shares is required to authorize, among other things, a "Change of Control" (as defined in the Amended Articles) or any other transaction that
Section 14-2-1110 of the Georgia Business Corporation Code defines as a "Business Combination". Purchaser has been advised by Georgia counsel that it is unclear under the terms of the Amended Articles whether the Merger can be effected by means of a short-form merger under Section 14-2-1104 of the Georgia Business Corporation Code. As a result, the Purchaser will not effect the Merger by means of a short-form merger even if 90% of the outstanding Shares are tendered in the Offer. Assuming the Offer is consummated, the Board intends to call a special meeting of shareholders (a "SPECIAL MEETING") promptly upon the expiration of the Offer to approve the Merger. The primary effect of calling the Special Meeting is that the Merger will not take place until at least the date of the Special Meeting, and shareholders who do not tender their Shares in the Offer will not be entitled to receive the Per Share Amount until then. While Purchaser and Centennial intend to cause the Special Meeting to occur as soon as practicable, there can be no assurance as to the date on which the Special Meeting will be held.

    On March 28, 2000, the waiting period under the HSR Act in connection with the filing by Parent and Purchaser of the Notification and Report Form with respect to the Offer had expired."

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2000                                   HILLTOPPER ACQUISITION CORP.

                                                       By:  /s/ DAVID WENSTRUP
                                                            -----------------------------------------
                                                            Name: David Wenstrup
                                                            Title: Vice President and Secretary

                                                       HILLTOPPER HOLDING CORP.

                                                       By:  /s/ DAVID WENSTRUP
                                                            -----------------------------------------
                                                            Name: David Wenstrup
                                                            Title: Vice President and Secretary

                                                       WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                                       By:  Warburg, Pincus & Co.,
                                                            General Partner

                                                       By:  /s/ JOEL ACKERMAN
                                                            -----------------------------------------
                                                            Name: Joel Ackerman
                                                            Title: Managing Director

                                                            /s/ J. STEPHEN EATON
                                                            -----------------------------------------
                                                            J. Stephen Eaton

                                                            /s/ ALAN C. DAHL
                                                            -----------------------------------------
                                                            Alan C. Dahl

                                                            /s/ KENT C. FOSHA, SR.
                                                            -----------------------------------------
                                                            Kent C. Fosha, Sr.

                                                            /s/ LAWRENCE W. LEPLEY, JR.
                                                            -----------------------------------------
                                                            Lawrence W. Lepley, Jr.

                                                       CENTENNIAL HEALTHCARE CORPORATION

                                                       By:  /s/ J. STEPHEN EATON
                                                            -----------------------------------------
                                                            Name: J. Stephen Eaton
                                                            Title: Chief Executive Officer

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